-                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 42)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                  July 14, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                                   HEARST BROADCASTING, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,071,356
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,071,356
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,071,356
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          70.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ ===================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,071,356
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,071,356
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,071,356
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           70.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ ===================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                                     THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,071,356
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,071,356
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,071,356
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           70.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
============ ===================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           65,071,356
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           65,071,356
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           65,071,356
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            70.1%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
============ ===================================================================

                                  SCHEDULE 13D


     This Amendment No. 42 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 2. Identity and Background.


         Item 2 is amended as follows:


     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $11,181,831. Hearst Broadcasting used its working capital to make such purchases.


Item 4.  Purpose of Transaction.

     Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) As of July 14, 2005, the Reporting Persons owned 22,786,577 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 65,071,356 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 70.1% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of July 5, 2005, provided to the Reporting Persons by the Issuer.


     (c) Since filing Amendment No. 41 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


    Date         # of Shares           Price per Share ($)          Cost ($)
------------- ------------------- ------------------------- --------------------
  5/4/2005             2,050             24.8900                  51,024.50
  5/4/2005               300             24.9100                   7,473.00
  5/4/2005             5,600             24.9200                 139,552.00
  5/4/2005             2,600             24.9300                  64,818.00
  5/4/2005               850             24.9400                  21,199.00
  5/4/2005             8,400             24.9500                 209,580.00
  5/6/2005               600             24.9450                  14,967.00
  5/9/2005               250             24.7900                   6,197.50
  5/9/2005             2,000             24.8100                  49,620.00
  5/9/2005             2,100             24.8900                  52,269.00
  5/9/2005               300             24.9000                   7,470.00
  5/9/2005               150             24.9100                   3,736.50
  5/9/2005               250             24.9100                   6,227.50
  5/9/2005               450             24.9300                  11,218.50
  5/9/2005               200             24.9300                   4,986.00
  5/9/2005               700             24.9400                  17,458.00
  5/9/2005               500             24.9500                  12,475.00
  5/9/2005               650             24.9500                  16,217.50
 5/11/2005               450             24.9000                  11,205.00
 5/11/2005               100             24.9300                   2,493.00
 5/11/2005               550             24.9400                  13,717.00
 5/11/2005             1,150             24.9500                  28,692.50
 5/12/2005             4,950             24.7700                 122,611.50
 5/12/2005             1,250             24.7900                  30,987.50
 5/12/2005               300             24.8200                   7,446.00
 5/12/2005               800             24.8300                  19,864.00
 5/12/2005               650             24.8500                  16,152.50
 5/12/2005               500             24.8800                  12,440.00
 5/12/2005               100             24.9000                   2,490.00
 5/12/2005             1,050             24.9100                  26,155.50
 5/12/2005             1,200             24.9300                  29,916.00
 5/12/2005             2,350             24.9400                  58,609.00
 5/12/2005             2,500             24.9500                  62,375.00
 5/13/2005               250             24.4500                   6,112.50
 5/13/2005               450             24.4600                  11,007.00
 5/13/2005               200             24.5000                   4,900.00
 5/13/2005               300             24.5100                   7,353.00
 5/13/2005               150             24.5300                   3,679.50
 5/13/2005               300             24.6100                   7,383.00
 5/13/2005               200             24.6500                   4,930.00
 5/13/2005               300             24.6900                   7,407.00
 5/13/2005               500             24.7000                  12,350.00
 5/13/2005               700             24.7400                  17,318.00
 5/13/2005                50             24.7600                   1,238.00
 5/13/2005             1,750             24.7700                  43,347.50
 5/13/2005             1,800             24.7900                  44,622.00
 5/13/2005                50             24.7900                   1,239.50
 5/13/2005               550             24.8000                  13,640.00
 5/13/2005                50             24.8000                   1,240.00
 5/13/2005               450             24.8100                  11,164.50
 5/13/2005               450             24.8200                  11,169.00
 5/13/2005               350             24.8200                   8,687.00
 5/13/2005               350             24.8300                   8,690.50
 5/13/2005               100             24.8300                   2,483.00
 5/13/2005             1,700             24.8400                  42,228.00
 5/13/2005             1,750             24.8500                  43,487.50
 5/13/2005             1,100             24.8600                  27,346.00
 5/13/2005               550             24.8800                  13,684.00
 5/13/2005               300             24.8900                   7,467.00
 5/13/2005             1,950             24.9000                  48,555.00
 5/13/2005             1,000             24.9200                  24,920.00
 5/13/2005               600             24.9300                  14,958.00
 5/13/2005             1,100             24.9400                  27,434.00
 5/16/2005             8,150             24.6400                 200,816.00
 5/16/2005               100             24.6700                   2,467.00
 5/16/2005               300             24.6800                   7,404.00
 5/16/2005             1,400             24.7000                  34,580.00
 5/16/2005                50             24.7100                   1,235.50
 5/16/2005               150             24.7300                   3,709.50
 5/16/2005               250             24.7400                   6,185.00
 5/16/2005               200             24.7500                   4,950.00
 5/16/2005               600             24.7600                  14,856.00
 5/16/2005               500             24.7800                  12,390.00
 5/16/2005               250             24.7900                   6,197.50
 5/16/2005               150             24.8000                   3,720.00
 5/16/2005               100             24.8200                   2,482.00
 5/16/2005               350             24.8500                   8,697.50
 5/16/2005               900             24.8600                  22,374.00
 5/16/2005             2,250             24.8900                  56,002.50
 5/17/2005               100             24.5900                   2,459.00
 5/17/2005               200             24.6300                   4,926.00
 5/17/2005             3,750             24.6500                  92,437.50
 5/17/2005               250             24.6600                   6,165.00
 5/17/2005             2,000             24.6700                  49,340.00
 5/17/2005             1,400             24.6800                  34,552.00
 5/17/2005             3,800             24.6900                  93,822.00
 5/17/2005               550             24.7700                  13,623.50
 5/17/2005               100             24.8400                   2,484.00
 5/17/2005               550             24.8900                  13,689.50
 5/17/2005               300             24.9200                   7,476.00
 5/17/2005             2,650             24.9500                  66,117.50
 5/18/2005             2,100             24.9500                  52,395.00
 5/18/2005               100             24.9400                   2,494.00
 5/18/2005               450             24.9300                  11,218.50
 5/18/2005               600             24.8800                  14,928.00
 5/18/2005               250             24.8700                   6,217.50
 5/18/2005               750             24.8600                  18,645.00
 5/18/2005               200             24.8500                   4,970.00
 5/18/2005             2,550             24.8400                  63,342.00
 5/18/2005               400             24.8300                   9,932.00
 5/18/2005               450             24.8200                  11,169.00
 5/18/2005                50             24.8100                   1,240.50
 5/18/2005               700             24.8000                  17,360.00
 5/18/2005               850             24.7900                  21,071.50
 5/18/2005               100             24.7800                   2,478.00
 5/18/2005               650             24.7600                  16,094.00
 5/18/2005               350             24.7500                   8,662.50
 5/18/2005               350             24.7400                   8,659.00
 5/18/2005               500             24.7300                  12,365.00
 5/18/2005               200             24.7200                   4,944.00
 5/19/2005             4,150             24.9500                 103,542.50
 5/20/2005             2,450             24.9500                  61,127.50
 5/20/2005             1,700             24.9400                  42,398.00
 5/20/2005               500             24.9300                  12,465.00
 5/20/2005               100             24.9200                   2,492.00
 5/20/2005               100             24.8800                   2,488.00
 5/20/2005               250             24.8600                   6,215.00
 5/23/2005               200             24.8700                   4,974.00
 5/23/2005               100             24.8800                   2,488.00
 5/23/2005               400             24.8900                   9,956.00
 5/23/2005             1,000             24.9000                  24,900.00
 5/23/2005             1,300             24.9200                  32,396.00
 5/23/2005             1,200             24.9300                  29,916.00
 5/23/2005             1,300             24.9400                  32,422.00
 5/23/2005            10,200             24.9500                 254,490.00
 5/24/2005               100             24.7500                   2,475.00
 5/24/2005               900             24.7900                  22,311.00
 5/24/2005             2,650             24.8000                  65,720.00
 5/24/2005               100             24.8100                   2,481.00
 5/24/2005             1,250             24.8200                  31,025.00
 5/24/2005             5,900             24.8300                 146,497.00
 5/24/2005               550             24.8400                  13,662.00
 5/24/2005               300             24.8500                   7,455.00
 5/24/2005               800             24.8600                  19,888.00
 5/24/2005             2,150             24.8700                  53,470.50
 5/25/2005               200             24.8900                   4,978.00
 5/25/2005               350             24.9000                   8,715.00
 5/25/2005               450             24.9300                  11,218.50
 5/25/2005               100             24.9400                   2,494.00
 5/25/2005               750             24.9500                  18,712.50
 5/26/2005               300             24.8600                   7,458.00
 5/26/2005                50             24.9000                   1,245.00
 5/26/2005               300             24.9400                   7,482.00
 5/26/2005             4,700             24.9500                 117,265.00
 5/31/2005               500             24.9100                  12,455.00
 5/31/2005               550             24.9200                  13,706.00
 5/31/2005             1,050             24.9300                  26,176.50
 5/31/2005             2,950             24.9500                  73,602.50
  6/1/2005               900             24.9000                  22,410.00
  6/1/2005             2,000             24.9100                  49,820.00
  6/1/2005               700             24.9200                  17,444.00
  6/1/2005               400             24.9300                   9,972.00
  6/1/2005             8,700             24.9500                 217,065.00
  6/2/2005             2,000             24.9500                  49,900.00
  6/6/2005             1,700             24.8200                  42,194.00
  6/6/2005             1,100             24.7700                  27,247.00
  6/6/2005               400             24.7800                   9,912.00
  6/6/2005             5,800             24.8600                 144,188.00
  6/6/2005             1,300             24.8500                  32,305.00
  6/6/2005             1,900             24.8300                  47,177.00
  6/6/2005             6,900             24.8800                 171,672.00
  6/6/2005               500             24.7300                  12,365.00
  6/6/2005             4,800             24.7600                 118,848.00
  6/6/2005               100             24.6700                   2,467.00
  6/6/2005             2,200             24.6800                  54,296.00
  6/6/2005             1,226             24.7500                  30,343.50
  6/7/2005               400             24.8900                   9,956.00
  6/7/2005             1,200             24.8700                  29,844.00
  6/7/2005               500             24.8600                  12,430.00
  6/7/2005             1,400             24.9300                  34,902.00
  6/7/2005               126             24.8500                   3,131.10
  6/9/2005               100             24.9200                   2,492.00
  6/9/2005            17,100             24.9500                 426,645.00
  6/9/2005             2,900             24.9400                  72,326.00
  6/9/2005               500             24.9100                  12,455.00
  6/9/2005             1,000             24.9000                  24,900.00
  6/9/2005               726             24.9300                  18,099.18
 6/10/2005             2,600             24.9300                  64,818.00
 6/10/2005            11,000             24.9200                 274,120.00
 6/10/2005             2,000             24.9400                  49,880.00
 6/10/2005               600             24.8900                  14,934.00
 6/10/2005               200             24.8200                   4,964.00
 6/10/2005               500             24.8600                  12,430.00
 6/10/2005             4,700             24.9000                 117,030.00
 6/10/2005               200             24.8400                   4,968.00
 6/10/2005               800             24.8500                  19,880.00
 6/10/2005             1,000             24.8800                  24,880.00
 6/10/2005             2,400             24.9100                  59,784.00
 6/10/2005             2,900             24.9500                  72,355.00
 6/10/2005               126             24.8700                   3,133.62
 6/14/2005               300             24.9200                   7,476.00
 6/14/2005             1,500             24.9300                  37,395.00
 6/14/2005             3,400             24.9400                  84,796.00
 6/14/2005             1,400             24.9100                  34,874.00
 6/14/2005             2,100             24.8400                  52,164.00
 6/14/2005               700             24.8200                  17,374.00
 6/14/2005             4,700             24.8300                 116,701.00
 6/14/2005             2,600             24.8800                  64,688.00
 6/14/2005             4,900             24.9000                 122,010.00
 6/14/2005               800             24.8600                  19,888.00
 6/14/2005             5,793             24.8900                 144,187.77
 6/15/2005             1,600             24.7500                  39,600.00
 6/15/2005               700             24.8000                  17,360.00
 6/15/2005               500             24.8100                  12,405.00
 6/15/2005             1,000             24.8200                  24,820.00
 6/15/2005             1,800             24.8300                  44,694.00
 6/15/2005               500             24.9000                  12,450.00
 6/15/2005             4,300             24.9400                 107,242.00
 6/15/2005             2,500             24.9200                  62,300.00
 6/15/2005             5,500             24.8900                 136,895.00
 6/15/2005               400             24.8700                   9,948.00
 6/15/2005               100             24.8500                   2,485.00
 6/15/2005             3,400             24.9300                  84,762.00
 6/15/2005             1,300             24.8800                  32,344.00
 6/15/2005             3,593             24.9500                  89,645.35
 6/16/2005               500             24.8300                  12,415.00
 6/16/2005               700             24.8800                  17,416.00
 6/16/2005             7,800             24.9000                 194,220.00
 6/16/2005               100             24.8700                   2,487.00
 6/16/2005             1,100             24.8600                  27,346.00
 6/16/2005             5,893             24.8900                 146,676.77
  7/1/2005               700             24.4600                  17,122.00
  7/1/2005             5,100             24.5000                 124,950.00
  7/1/2005               864             24.4900                  21,159.36
  7/6/2005             4,800             24.3800                 117,024.00
  7/6/2005               200             24.3900                   4,878.00
  7/6/2005               900             24.4100                  21,969.00
  7/6/2005             1,400             24.4600                  34,244.00
  7/6/2005               300             24.4300                   7,329.00
  7/6/2005               800             24.4400                  19,552.00
  7/6/2005               100             24.4700                   2,447.00
  7/6/2005             1,100             24.4900                  26,939.00
  7/6/2005             2,800             24.4800                  68,544.00
  7/6/2005            15,487             24.5000                 379,431.50
  7/7/2005             1,600             24.4200                  39,072.00
  7/7/2005             1,300             24.3700                  31,681.00
  7/7/2005             6,000             24.4100                 146,460.00
  7/7/2005               100             24.3600                   2,436.00
  7/7/2005               200             24.2000                   4,840.00
  7/7/2005               300             24.2400                   7,272.00
  7/7/2005               500             24.3100                  12,155.00
  7/7/2005               200             24.3300                   4,866.00
  7/7/2005             2,000             24.3400                  48,680.00
  7/7/2005             1,100             24.3000                  26,730.00
  7/7/2005             4,500             24.2900                 109,305.00
  7/7/2005             1,400             24.2800                  33,992.00
  7/7/2005               100             24.2600                   2,426.00
  7/7/2005             2,700             24.3200                  65,664.00
  7/7/2005             2,100             24.4300                  51,303.00
  7/7/2005               200             24.4000                   4,880.00
  7/7/2005             4,587             24.2700                 111,326.49
  7/8/2005               400             24.4900                   9,796.00
  7/8/2005             5,500             24.5000                 134,750.00
  7/8/2005               100             24.4600                   2,446.00
  7/8/2005               400             24.4800                   9,792.00
  7/8/2005             1,987             24.4700                  48,621.89
 7/11/2005             4,100             24.4800                 100,368.00
 7/11/2005             8,900             24.4900                 217,961.00
 7/11/2005             4,300             24.3900                 104,877.00
 7/11/2005             1,805             24.4700                  44,168.35
 7/13/2005             3,600             24.4700                  88,092.00
 7/13/2005             7,300             24.4500                 178,485.00
 7/13/2005            10,200             24.4800                 249,696.00
 7/13/2005             2,100             24.4600                  51,366.00
 7/13/2005             2,600             24.4900                  63,674.00
 7/13/2005             4,405             24.5000                 107,922.50
 7/14/2005             1,400             24.5000                  34,300.00
                     451,668                                  11,181,830.88


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     (i) In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst
Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.


     In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.


     There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 2005



                            HEARST BROADCASTING, INC.


                            By:    /s/ Eve B. Burton
                                   ---------------------------------------------
                                   Name:   Eve B. Burton
                                   Title:  Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 2005



                            HEARST HOLDINGS, INC.


                            By:    /s/ Eve B. Burton
                                   ---------------------------------------------
                                   Name:   Eve B. Burton
                                   Title:  Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 2005


                            THE HEARST CORPORATION


                            By:    /s/ Eve B. Burton
                                   ---------------------------------------------
                                   Name:   Eve B. Burton
                                   Title:  Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 2005



                            THE HEARST FAMILY TRUST


                            By:    /s/ Mark F. Miller
                                   ---------------------------------------------
                                   Name:   Mark F. Miller
                                   Title:  Trustee

                                   SCHEDULE I
                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are U.S. citizens.

                             Present Office/Principal
Name                         Occupation or Employment

HEARST
George R. Hearst, Jr.*       Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)   Vice Chairman of the Board, Chairman of Executive
                             Committee, Director

Victor F. Ganzi*             President, Chief Executive Officer, Director

James M. Asher               Senior Vice President, Chief Legal and Development
                             Officer

Anissa B. Balson*            Director

David J. Barrett (1)         Director; President and Chief Executive Officer:
                             Hearst-Argyle Television, Inc.

Cathleen P. Black            Senior Vice President, Director; President: Hearst
                             Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron         Secretary

Eve B. Burton                Vice President, General Counsel

John G. Conomikes* (2)       Director

Richard E. Deems* (2)        Director

Steven DeLorenzo             Vice President

Ronald J. Doerfler           Senior Vice President, Chief Financial Officer,
                             Treasurer, Director

Alfredo Gatto                Vice President; Vice President and General Manager,
                             Hearst Service Center Division, Hearst
                             Communications, Inc.

George J. Green              Vice President; President: Hearst Magazines
                             International Division, Hearst Communications, Inc.

Mark Hasson                  Vice President-Finance

Austin Hearst (1)            Director; Vice President: Hearst Entertainment
                             Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*         Director

Stephen T. Hearst (4)        Director; Vice President: San Francisco Realties
                             Division; Vice President, San Simeon Ranch
                             Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)  Director; Partner: Kleiner, Perkins, Caufield &
                             Byers

Thomas J. Hughes             Vice President

George B. Irish              Senior Vice President, Director; President: Hearst
                             Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (2)        Director

Richard P. Malloch           Vice President; President: Hearst Business Media
                             Group Administrative Division, Hearst
                             Communications, Inc.

Gilbert C. Maurer* (2)       Director

Mark F. Miller*              Director, Vice President; Executive Vice President:
                             Hearst Magazines Division, Hearst Communications,
                             Inc.

Bruce L. Paisner             Vice President; Executive Vice President: Hearst
                             Entertainment and Syndication Group Administrative
                             Division,  Hearst  Communications, Inc.

Raymond J. Petersen*         Director; Executive Vice President: Hearst
                             Magazines  Division, Hearst Communications, Inc.

Virginia Hearst Randt*       Director

Debra Shriver                Vice President


HEARST BROADCASTING

John G. Conomikes* (2)       President, Director

James M. Asher               Vice President

David J. Barrett (1)         Vice President, Director; President and Chief
                             Executive  Officer: Hearst-Argyle Television, Inc.

Catherine A. Bostron         Secretary

Eve B. Burton                Vice President

Ronald J. Doerfler           Vice President, Treasurer

Victor F. Ganzi*             Vice President, Director

Frank A. Bennack, Jr.* (2)   Director

George R. Hearst, Jr.*       Director

William R. Hearst, III* (3)  Director; Partner: Kleiner, Perkins, Caufield &
                             Byers

Gilbert C. Maurer* (2)       Director

Virginia Hearst Randt*       Director


HEARST HOLDINGS

George R. Hearst, Jr.*       Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)   Vice Chairman of the Board, Chairman of Executive
                             Committee, Director

Victor F. Ganzi*             President, Chief Executive Officer, Director

James M. Asher               Senior Vice President, Chief Legal and Development
                             Officer

Anissa B. Balson*            Director

David J. Barrett (1)         Director; President and Chief Executive Officer:
                             Hearst-Argyle Television, Inc.

Cathleen P. Black            Senior Vice President, Director; President: Hearst
                             Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron         Secretary

Eve B. Burton                Vice President, General Counsel

John G. Conomikes* (2)       Director

Richard E. Deems* (2)        Director

Steven DeLorenzo             Vice President

Ronald J. Doerfler           Senior Vice President, Chief Financial Officer,
                             Treasurer, Director

Alfredo Gatto                Vice President; Vice President and General Manager,
                             Hearst Service Center Division, Hearst
                             Communications, Inc.

George J. Green              Vice President; President: Hearst Magazines
                             International Division, Hearst Communications, Inc.

Mark Hasson                  Vice President-Finance

Austin Hearst (1)            Director; Vice President: Hearst Entertainment
                             Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*         Director

Stephen T. Hearst (4)        Director; Vice President: San Francisco Realties
                             Division,  The Hearst Corporation; Vice President,
                             San Simeon  Ranch  Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)  Director; Partner: Kleiner, Perkins, Caufield &
                             Byers

Thomas J. Hughes             Vice President

George B. Irish              Senior Vice President, Director; President: Hearst
                             Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (2)        Director

Richard P. Malloch           Vice President; President: Hearst Business Media
                             Group Administrative Division, Hearst
                             Communications, Inc.

Gilbert C. Maurer* (2)       Director

Mark F. Miller*              Director, Vice President; Executive Vice President:
                             Hearst Magazines Division, Hearst Communications,
                             Inc.

Bruce L. Paisner             Vice President; Executive Vice President: Hearst
                             Entertainment and Syndication Group Administrative
                             Division,  Hearst  Communications, Inc.

Raymond J. Petersen*         Director; Executive Vice President: Hearst
                             Magazines  Division, Hearst Communications, Inc.

Virginia Hearst Randt*       Director

Debra Shriver                Vice President




---------------------------------
(1)     888 Seventh Avenue
        New York, NY 10106

(2)     Self-employed, non-employed or retired

(3)     2750 Sand Hill Road
        Menlo Park, CA 94025

(4)     5 Third Street
        Suite 200
        San Francisco, CA 94103